Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.:1-7627

VIDEO TRANSCRIPT
Holly Corporation & Frontier Oil Corporation
Weekly Communiqué—Merger Update #15
Video Four

Below is the transcript of a video message delivered by Holly Corporation’s President, Dave Lamp and Frontier Oil Corporation’s Chairman, President and Chief Executive Officer, Mike Jennings, to both Holly and Frontier employees on June 24, 2011.

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Mike Jennings:
It’s got to be through sitting with people and communicating the vision and having them see the reality both through achievement and through opportunity. Um, it’s going to take some time but we intend to have feet on the street, at the plants, out with the people, through forums like this, frankly. Uh trying to communicate where we want to be and why we think it’s so important to get there.

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Dave Lamp:
You know in essence in a merger you’re, you know you have to re-recruit everyone and I’d like to see that process get done as fast as possible and we can get on and get the passion going and get, start accelerating the results of our business. Um, so that’s to me is important and it really comes down to merging these business processes that we mentioned. So we’ve got, it’s really critical to me that that happens and get common measurements and scorecards that make sense for everybody and, and uh, you know that gives them, in my mind if you can’t measure it, you can’t improve it. That goes back to continuous improvement. We’ve got to continuously improve so, or we get left behind, so. So, I think those are the real two big hits.

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Dave Lamp:
He’s been a mentor of mine. He’s been a voice of reason. He’s one of the best critical thinkers I’ve seen in the industry. He’s just very quick with numbers. He’s a great delegator; he’s uh, he’s just been a mentor to me since I’ve been here. And I don’t think that will change much. I think, he’s usually pretty hands off. He, he’ll let us run the business, but he’ll be there to help us when he sees something or his experience tells him that we ought to be looking at something else and that’s going to be the invaluable part too. I think Mike will find that invaluable, I already know because I’ve dealt with it.

Mike Jennings:
We’re pleased to have him around. He’s got 35 years experience with this company, has seen it through a lot and has really grown it well during his stewardship. Uh, so as Chairman of our Board, he’ll be a great benefit to both Dave and me. In addition, and importantly, Matt’s gonna run the MLP. And that’s one of the most successful, what I’ll call captive MLPs, in our industry.

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Mike Jennings:
My personal style is probably similar in my private life as in my executive life and that is uh a lot of interpersonal communication. Um, I have great passion for what I’m doing and I care a lot about the people around me. Uh, I communicate openly, honestly and frequently. Um, and that’s probably some of the good interaction that Dave and I have had together from our first meetings in early January. There wasn’t a lot of dancing around on the head of a pin. We talked to each other uh about the issues of the deal and the issues of our business and I think developed a meeting of the minds pretty early on and we can work together complementary.

Dave Lamp:
Yeah, I think that’s right, I don’t think we’ve had a fight yet. I’m sure it will come.

Mike Jennings:
We’ll get there

Dave Lamp:
We’ll get there eventually. But uh, you I think um, like I mentioned earlier, Mike’s very level headed and very no nonsense business life. I’m pretty much the same. I don’t wear things on the cuff very well, I just throw them on the table, as politically unpopular as they may be. Let’s just deal with it. And uh, you know, I don’t, even though politics is always a part of every business um, you know my sense of him is, is uh you know let’s  use the positive politics but let’s get rid of the negative politics and let’s not play games with each other. That’s very important to me because I’m just going to go crazy if I feel like I’ve got to say something that isn’t, that I don’t believe. I just don’t do it generally.

Mike Jennings:
And what you’ll find from us and from the team around us um is people putting issues forward more quickly so that we can resolve them as a group and that’s really an expectation as much as it is a style.

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Dave Lamp:
You know I think the other point I’d make is uh, you know my style is largely, I like a good debate almost to the point that it’s ridiculous. I’ll take the other side that I even believe just so we can get the discussion going. And I think it makes us a better company, it gets us solutions and that’s what I expect our people to do and I’m sure that, I think I sense that of Mike a little bit. Let’s have that hard hitting conversation. Let’s take each other’s view and tear them apart and see which, what they’re really made of and make the best of it.

Mike Jennings:
Search for the best

Dave Lamp:
He’s got a passion for this business just as I do. I think he’s uh very articulate. Uh, he’s very knowledgeable of the business drivers. He comes from a financial background, so he knows that side of the business extremely well, which I don’t. So, I think there’s really good complement there. Uh, the uh, there is no doubt to me that he’s earned his stripes as a manger and has a mature level headed approach. Appears to be very good at thinking through issues, um and critical thinking as I would call it.

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Mike Jennings:
Dave is going to be the Chief Operating Officer of the combined company. It’s a job that spans the operations in terms of the refining operations as well as the commercial elements of the business, uh the safety and the planning. Dave has extensive back ground in refining. He’s really one of the best petroleum refiners in the country. Has a great reputation. He’s done super things at Holly Corporation in the 7-10 years, I guess, that he’s been here and he’s a guy that I have great faith in.

Mike Jennings:
These are 2 companies that have very proud and successful histories, ok? And you know people ask me, why is this necessary? What are you doing? and the thing is what we’re doing here is really putting them together with the opportunity to do something a lot better than either of us could have achieved individually. And so uh, there’s some transition, there’s going to be some anxiety, there’s going to be a lot of hard work, but it also gives us the opportunity to go to a level that neither of us frankly could have achieved by ourselves.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger has been submitted to Holly’s stockholders for their consideration, and the proposed merger has been submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly, which the SEC has declared effective. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly are available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier are available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, there is no assurance that the proposed merger will be consummated. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s stockholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s businesses and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Report on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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